[MILBANK LETTERHEAD]

November 23, 2005
Daniel F. Duchovny
Attorney-Advisor
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Forms 425 filed November 3 and November 7, 2005 by Vector Group Ltd.

Schedule TO-T/A filed November 3 and November 7, 2005 by Vector Group Ltd. and VGR Holding Inc.
Dear Mr. Duchovny:
     On behalf of Vector Group Ltd. (“Vector”) and VGR Holding Inc. (“VGR”), we write in response to the comments of the Office of Mergers and Acquisitions in the Division of Corporation Finance as set forth in the comment letter dated November 14, 2005. For your convenience, we have set forth the text of the Staff’s comments in italics, which are then followed by responses on behalf of Vector and VGR.
Form 425 filed November 7, 2005
Exhibits
1.	We note your response to comment 12. Note that we consider the tax consequences, as represented in the registration statement, to be material. Please file a tax opinion.

Securities and Exchange Commision
November 23, 2005

Response: We note the Staff’s comment. Vector has amended the disclosure in the prospectus under “Material U.S. Federal Income Tax Consequences” in Vector’s Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”) filed on the date hereof. We have included a related tax opinion as Exhibit 8.1 to the Registration Statement.
Letter of Transmittal
2.	We note the representation in your response to comment 14 that you will file a revised letter of transmittal. We further note that the revised letter of transmittal does not appear to have been filed. Please advise or file the revised letter of transmittal.
Response: Vector and VGR note the Staff’s comment. Please see the revised letter of transmittal filed as Exhibit 99.1 to the Registration Statement filed on the date hereof, which addresses the Staff’s concern.
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     If you have any questions or comments relating to the foregoing, please contact me at (212) 530-5735 or, in my absence, David Schwartz at (212) 530-5260.
Very truly yours,
Roland Hlawaty

cc:	Richard J. Lampen
Vector Group Ltd.